UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

PHILLIPS 66 PARTNERS LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

718549 207
(CUSIP Number)

Paula A. Johnson Executive Vice President, Legal, General Counsel and Corporate Secretary 3010 Briarpark Drive Houston, Texas 77042 (855) 283-9237

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 718549 207
1.	Name of Reporting Person: PHILLIPS 66
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) (b)
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: -- 8. Shared Voting Power: 56,142,481(1) 9. Sole Dispositive Power: -- 10. Shared Dispositive Power: 56,142,481(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,142,481(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 74.8%
14.	Type of Reporting Person: CO

(1)
Includes 20,925,369 common units representing limited partner interests ("Common Units"), or 52.6% of the outstanding Common Units, and 35,217,112 subordinated units representing limited partner interests ("Subordinated Units"), or 100% of the outstanding Subordinated Units, in the Issuer held directly by Phillips 66 Company ("P66 Company"). Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX may be deemed to indirectly beneficially own the Common Units and Subordinated Units held by P66 Company.

CUSIP No.: 718549 207
1.	Name of Reporting Person: PHILLIPS 66 COMPANY
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) (b)
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: -- 8. Shared Voting Power: 56,142,481(1) 9. Sole Dispositive Power: -- 10. Shared Dispositive Power: 56,142,481(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,142,481(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 74.8%
14.	Type of Reporting Person: CO

(1)
Includes 20,925,369 common units representing limited partner interests ("Common Units"), or 52.6% of the outstanding Common Units, and 35,217,112 subordinated units representing limited partner interests ("Subordinated Units"), or 100% of the outstanding Subordinated Units, in the Issuer held directly by Phillips 66 Company ("P66 Company"). Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX may be deemed to indirectly beneficially own the Common Units and Subordinated Units held by P66 Company.

Explanatory Note: This Amendment No. 1 (this "Amendment") amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interest ("Common Units") in Phillips 66 Partners LP (the "Issuer") filed by Phillips 66 ("PSX") and Phillips 66 Company ("P66 Company" and, together with PSX, the “Reporting Persons”) on March 11, 2014 (the "Initial Statement"). The Initial Statement shall not be modified except as specifically provided herein.

Item 2.    Identity and Background
Item 2 of the Initial Statement is hereby supplemented as follows:

The information required by subparagraphs (a), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule 1 attached hereto and is incorporated herein by reference.

Item 3.    Source and Amount of Funds or Other Consideration
Item 3 of the Initial Statement is hereby supplemented as follows:

On October 22, 2014, the Issuer entered into the Contribution, Conveyance and Assumption Agreement (the "Contribution Agreement") with the Phillips 66 Partners GP LLC (the "General Partner"), P66 Company and Phillips 66 Pipeline LLC ("P66 Pipeline"). Pursuant to the Contribution Agreement, the Issuer agreed to acquire (a) from P66 Company, the Bayway Rail Rack and the Ferndale Rail Rack, and (b) from P66 Pipeline, the Cross Channel Connector Pipeline (the "Transaction"). The total consideration for the Transaction was $340 million, which included $28 million in cash; the issuance of 1,066,412 common units of the Partnership (“Common Units”) to P66 Company; the issuance of 21,764 general partner units of the Partnership (the "General Partner Units") to the General Partner to maintain its 2% general partner interest in the Partnership; and the assumption by the Partnership of a five-year, $244 million note payable to a subsidiary of P66 Company. The Common Units were issued to P66 Company on December 1, 2014 as part of the closing of the Transaction.

The foregoing description of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement filed as Exhibit 1 hereto, which is incorporated in its entirety in this Item 3.

Item 4.    Purpose of Transaction
Item 4 of the Initial Statement is hereby amended and supplemented as follows:

The purpose of the acquisition by P66 Company of the Common Units and General Partner Units that were the subject of the Contribution Agreement is for general investment purposes.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Common Units in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Units; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer
Item 5 of the Initial Statement is amended and supplemented as follows:

(a)    P66 Company beneficially owns 20,925,369 Common Units, representing approximately 52.6% of the Issuer’s outstanding Common Units. Coupled with the subordinated units representing subordinated limited partner interests ("Subordinated Units") held by P66 Company, P66 Company beneficially owns 74.8% of the limited partner interests in the Issuer. The percentage of limited partner interests owned by P66 Company is based upon 39,814,119 Common Units and 35,217,112 Subordinated Units reported to be outstanding by the Issuer as of December 1, 2014, in the case of Common Units based on information provided by the Issuer, and as of September 30, 2014, as disclosed in the Issuer’s Quarterly Report on

Form 10-Q filed on October 30, 2014, in the case of Subordinated Units. 1,066,412 additional Common Units were issued as consideration for the assets acquired by the Issuer pursuant to the Contribution Agreement, increasing the total number of the Issuer’s outstanding Common Units to 39,814,119 as of December 1, 2014.
(c)    Except as set forth in Item 3 of this Schedule 13D, P66 Company has not effected any transactions in the Issuer’s Common Units within the past 60 days and neither PSX nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Units within the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Initial Statement is hereby amended and supplemented as follows:
Item 3 above summarizes certain provisions of the Contribution Agreement and is incorporated herein by reference. A copy of the Contribution Agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Description
1
Contribution, Conveyance and Assumption Agreement, dated as of October 22, 2014, by and among Phillips 66 Partners LP, Phillips 66 Partners GP LLC, Phillips 66 Company and Phillips 66 Pipeline LLC (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on October 27, 2014).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2014		Phillips 66
	By:	/s/ Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal, General Counsel and Corporate Secretary

By:	Phillips 66 Company
/s/ Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal, General Counsel and Corporate Secretary

Schedule I
Information regarding each director and executive officer of both Phillips 66 and Phillips 66 Company is set forth below.

Phillips 66
Name, Title	Principal Occupation	Citizenship
Directors
J. Brian Ferguson	Retired former Chairman of Eastman Chemical Company	U.S.
William R. Loomis, Jr.	Independent financial advisor	U.S.
Harold W. McGraw III	Chairman of McGraw Hill Financial	U.S.
Glenn F. Tilton	Chairman of the Midwest of JPMorgan Chase & Co.	U.S.
Victoria J. Tschinkel	Executive Committee of 1000 Friends of Florida	U.S.
Marna C. Whittington	Retired former CEO of Allianz Global Investors Capital	U.S.
John E. Lowe	Special Executive Advisor at Tudor, Pickering, Holt & Co.	U.S.
Greg C. Garland	Chairman of the Board and CEO of Phillips 66	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board and CEO	U.S.
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary	U.S.
Greg G. Maxwell	Executive Vice President, Finance and CFO	U.S.
Chukwuemeka A. Oyolu	Vice President and Controller	U.S.
Tim G. Taylor	President	U.S.
Lawrence M. Ziemba	Executive Vice President, Refining	U.S.

Phillips 66 Company
Name, Title	Principal Occupation	Citizenship
Directors
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary (Phillips 66)	U.S.
Brian R. Wenzel	Vice President and Treasurer (Phillips 66)	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board and CEO	U.S.
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary	U.S.
Greg G. Maxwell	Executive Vice President, Finance and CFO	U.S.
Chukwuemeka A. Oyolu	Vice President and Controller	U.S.
Tim G. Taylor	President	U.S.
Lawrence M. Ziemba	Executive Vice President, Refining	U.S.